P.E. 1/17/14

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005983

Received SEC
MAR 12 2014
Washington, DC 20549

March 12, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-12-14

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: The Home Depot, Inc.
Incoming letter dated January 17, 2014

Dear Ms. Ising:

This is in response to your letter dated January 17, 2014 concerning the shareholder proposal submitted to Home Depot by David Brook. We also have received letters from the proponent dated January 22, 2014 and February 10, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: David Brook

FISMA & OMB Memorandum M-07-16

March 12, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Home Depot, Inc.
Incoming letter dated January 17, 2014

The proposal requests that the board prepare a sustainability report, which establishes metrics and benchmark objective footprint information and recommendations on Home Depot's sustainability policies and performance. The proposal also provides that the report should include information specified in the proposal, including multiple GRI type objective statistical indicators identifying accomplishments, failures and objectives of Home Depot. The proposal further provides that the report should be prepared by an independent third party organization.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Home Depot, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Home Depot relies.

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

David Brook

FISMA & OMB Memorandum M-07-16

Sent Via Email and U.S. Mail

February 10, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: 2014 Shareholder Proposal by David Brook to the Home Depot
<u>Why Shareholders Should Be Allowed to Vote on This Proposal</u>

Dear Sir/Madam:

I am writing regarding the January 17, 2014, letter and accompanying information sent on behalf of the Home Depot (the "Depot" or the "Home Depot") as it relates to the Brook shareholder proposal (the "Brook Proposal") that I properly submitted to the Depot, dated December 9, 2013. The Depot has requested that you allow them to exclude this proposal. As an individual shareholder seeking the best outcome for the Home Depot and its shareholders and in accordance with the prevailing Staff interpretations of the Securities and Exchange Commission Rules, I maintain that this proposal is proper and should be allowed to be included in the 2014 annual proxy statement.

<u>THE BROOK PROPOSAL CONFORMS TO ALL SEC 14a-8 REQUIREMENTS FOR INCLUSION IN THE COMPANY PROXY MATERIALS</u>

The Brook Proposal is focused on minimizing or eliminating operations that may cause environmental harm. I am asking that Management audit the Home Depot's environmental performance and report on it. I am asking that Management perform this function in an honest and transparent fashion, using a chosen form of criteria that will allow for the objective measuring and reporting of indicators of performance. That's it.

I have not told Management specifically how it must perform this audit, since there are many options and it is not for me, as a shareholder, to dictate that, nor has the SEC allowed shareholders to tell a company how to make those decisions. I have utilized terms with plain English meanings, so that the Depot and most importantly the shareholders will understand what I am asking. Modern Sustainability Reporting is being adopted by all corporations concerned about their national and global impacts. In light of our better understanding of worldwide resource and biodiversity loss and climate change concerns, it has become as important, if not more important, as financial auditing for determining the environmental "health" of a corporation, since environmental performance is also a good indicator of long-term economic viability and profitability.

First, as evidenced by their arguments, or lack thereof, the Depot admits that it does not perform any of these organized environmental audits, usually called Sustainability Reporting.

That admission sets the stage for why they have so aggressively fought to keep this proposal from the shareholders. The importance of the need to perform these types of audits cannot be understated, especially for a very large corporation such as the Depot, since it makes purchasing and sales decisions that can cause worldwide environmental harm, as well as worldwide environmental improvement. The Home Depot as of the end of 2012 had over 2256 operating stores and sells over 600,000 products, totaling almost $75 billion in sales[1]. Bad decisions made by the Depot can cause deforestation, species loss, pollution, and higher levels of the release of carbon emissions, thus increasing global warming, to name a few consequences. The problem is that no one at the Depot, right now, really knows if they are making bad decisions.

So why should we care and why should this proposal be allowed to see the light of day? Right now, the "developed" countries, like the United States, Canada, Japan, Australia and the European countries, comprise 18% of the world's population, yet "we" are consuming 88% of the world's resources and generating about 75% of the world's waste[2]! The United States has the largest per capita ecological "footprint" of any country in the world[3]. An ecological "footprint" is simply the amount of biologically productive land and water needed to supply a person (or a country) with the renewable resources they need to absorb and recycle the wastes produced by such resource use[4]. This "footprint" is nothing more than giving a name to a means of trying to measure a person's or a corporation's environmental impact.

This per capita footprint measurement means that each person in the U.S. is consuming more of the world's limited resources per person than in any other country. Is that good or bad? One might suggest that we need to examine that consumption, especially since the population of the planet is projected to go from 6.8 billion now to 9.6 billion by 2050. With that increase it also means that more and more people in the developing nations will want the same as we do, but there will not be enough to go around. We are consuming the Earth's resources, faster than they can be replaced and in the process we are destroying anything: plant or animal or environment that might get in the way. This unfettered demand for resources will create problems between the "haves" and the "want to haves." We are living unsustainably and if "we," including large corporations like the Depot, do not begin to address ways to live more sustainably, life as we know it, simply may no longer exist and become ever more complicated.

If "we" as an enlightened society want to commit to protecting the future of the planet for our children, then corporations (and government and people) must start making conscious decisions <u>now</u> about how all of us can survive more sustainably in the next 50-100 years. If we do not begin to look ahead, many scientists and others believe that the planet's future environment will not be very "nice" for our children and especially their children. I think it is safe to state that no one, including the Depot, the SEC or the Proponent wants that result. So what do we do to try to address this issue proactively?

The shareholder proposal that I have submitted is a readily accomplished solution to answer these questions, since it "kick-starts" this self-examination process. I am simply asking

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[1] Information taken from the Home Depot's 2012 Annual Statement, Pages 1, 3 and 20, respectively.
[2] Environmental Science, Miller and Spoolman, 2010, 2013, page 11.
[3] Environmental Science, Miller and Spoolman, 2010, 2013, page 14.
[4] Environmental Science, Miller and Spoolman, 2010, 2013, page 13.

the Depot to start to conduct a Sustainability Reporting process so that it can audit itself[5]. There is nothing vague or misleading about what I am requesting.

The first step in this process is to determine what the Depot is doing by establishing measurements or "metrics." For example, right now, how much solid waste does the Depot generate? I don't know, but I do know that if it is more than zero, it takes away potential profit from my investment. I also know that solid waste adversely impacts the environment and costs the corporation money, (that is the opposite of profit, right?) so most corporate managers want to know how much waste is being generated, how much it is costing and what plans or defined points or "benchmarks" the company wants to put in place to reduce the amount and the cost of this solid waste generation. The terms that one uses to describe this process are not as important as simply establishing some form of process. **So, first as the Proponent, I state that I am openly amenable to modifying minor words of concern, if any, since it is not these words that are important as much as getting the corporation to commit to a legitimate and verifiable process.**

It also then makes sense for the company to begin listing its goals: for example, maybe it wants a 25% percentage reduction in solid waste in the next five years. Sustainability reporting can allow a company to look comprehensively at resources, pollution, biodiversity and climate change issues, to name a few, in order to identify where it is at, where it wants to be and what it has to do to get there. **This "footprint" reporting will encourage pollution prevention and reduction, which will benefit the bottom line and also the environment and conforms to SEC guidelines for non-excludable proposals, since the purpose of the Brook Proposal focuses on minimizing and/or eliminating operations that may adversely affect the environment[6].**

Second, it is my understanding that the Depot has the burden of demonstrating that it is entitled to exclude my proposal and it is now limited in its arguments to the two that it has presented, namely that my proposal is:

1. "impermissibly vague and indefinite so as to be inherently misleading," as listed under Rule 14a-8(i)(3), and

2. That the proposal, "deals with a matter relating to the Company's ordinary business operations," as listed under Rule 14a-8(i)(7).

After a careful reading of the Home Depot's arguments, I maintain that the Home Depot has not met their burden of proof and the Brook Proposal should be included in the 2014 proxy materials.

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[5] One might suggest that a comparable law similar to the framework of the Sorbanes-Oxley Act is really needed and should be passed by Congress to mandate this type of corporate environmental "health" audit, but for now shareholders (like me) are left with asking for voluntary commitments.

[6] This criteria is often applied to a 14a-8(i)(7) analysis, but it really should apply to an (i)(3) analysis, since it helps to keep it from being vague or indefinite.

1. THE BROOK SHAREHOLDER PROPOSAL IS NOT VAGUE OR INDEFINITE

The Depot presents three arguments why it wants the Staff to believe that the Brook proposal should be excluded under Rule 14a-8(i)(3) as "vague and indefinite." After reading these three, one might conclude that the Depot's arguments themselves are rather "vague and indefinite" and are meant more to confuse the issues rather than present coherent reasons to exclude. But, I will endeavor to respond and fully explain why they should not be afforded any support.

A. There Is No Inconsistency: The Report Is To Be Prepared By A Third Party

The Depot's first argument suggests that there is an inconsistent approach to the proposal, since it maintains that I have asked both the "Company" and an independent third party to prepare the report. The Depot's statements are wrong. There is no inconsistency. Just to clarify and dispute the Depot's misuse of my words, I used the word "Board" not Company in my proposal. I have asked that this report be prepared by an independent third party, but it must be the Board that approves the preparation of this report. I think that we also agree (and know) that the "Board" would never actually prepare this report, it would either be Management or the third party. I never used the word "Management" as the entity requested to prepare this report. The attorneys for the Depot are also in error and misleading Staff, when they state that I asked the "Company" to prepare this report, since I never stated that the "Company" would prepare this report.

While I do not agree that this is an inconsistency as suggested by the Depot, I will state that there is always room for improvement and that it might be less than precise wording on my part, something that can easily be remedied with a very minor change[7]. Therefore, in order to remove any potential concern, I propose to add a word after "RESOLVED, the shareholders request the Board **approve**:" and in order to be grammatically correct, "prepare" would be changed to "preparation" and for correct structure to also add the word "of" before "Home Depot's..." Thus, the change would read,

"RESOLVED, the shareholders request the Board approve:

- *Prepar*[e]*ation of Home Depot's "Sustainability Report" as soon as possible...*

This proposed minor wording change resolves any concerns expressed by the Depot and is in keeping with Staff advice presented in Staff Legal Bulletin No 14B, Point 2, that states, "We have had, however, a long standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." The very minor change that I propose to the wording of the Brook Proposal would conform to Staff advice and address any possible concerns by the Depot.

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[7] While I could argue that the words "Prepare Home Depot's "Sustainability Report" as soon as possible" language does not mean the Board would actually do it, it seems simpler and more in keeping with my intent within this proposal to simply identify a compromise that clarifies any potentiality for concern, even though I never intended, nor would I ever have expected the Board to prepare this report.

B. <u>The Brook Proposal States The Report Will Use GRI "Type" Indicators, It Does Not Require The Use Of GRI</u>

The second Depot argument suggests that the Brook Proposal fails to describe "External Standards." The Depot relies upon the use of a few words from the Brook Proposal, namely, "GRI type objective statistical indicators" to argue that no one will know what this means. GRI is an acronym for an international not-for-profit organization based in Amsterdam, the Netherlands named, Global Reporting Initiative. The Depot places a strong reliance upon *Exxon Mobil Corp.* (Naylor) (avail. Mar. 21. 2011) which is not surprising since Ms. Ising, the attorney now representing the Depot, was the attorney representing Exxon in this matter before the SEC.

The shareholder proposal in *Exxon* is readily distinguishable from the present Brook Proposal, since it was one sentence long and failed to state much, if any, information about what it was requesting, but the Brook Proposal does provide a defined request with details, so it will be readily understood. The Brook Proposal **<u>describes a process</u>** that the Depot should use, but it **<u>does not dictate that process</u>**. The Brook Proposal is very clear that it is proposing that the Depot prepare a "Sustainability Report" whereas the proponent in *Exxon* never made any mention to the preparation of such a "Sustainability Report" in his actual proposal.

Shareholders, Corporate Officers, Investment Advisors, Banks, and even people on the street are now very much aware of sustainability reporting and what can be entailed in its preparation. In *Exxon*, the one sentence proposal is substantially different since it mentioned the Global Reporting Initiative, but said nothing about its applicability. The Brook Proposal clearly provides for the production of the Sustainability Report as the underlying basis of the entire proposal and the use of the "GRI type objective statistical indicators," provides a high level of clarity to the stockholders as to what is being asked.

The other significant difference with the Brook Proposal is that it purposefully **<u>does not state</u>** that "GRI" is to be used. It states "GRI **<u>type</u>**" indicators should be used, since there are a number of other organizations, like GRI, that provide framework outlines for sustainability reporting and as a shareholder, it is not within my power (or authority) to mandate what Management must do or who it must hire to accomplish the goals of this proposal. That is why I stated "GRI type," since I am not saying that the Depot must use GRI, I am saying it should use that type of process. I have left that decision to the broad discretion of Management. As the proponent, I am simply presenting what I consider are the options and the framework for how the company should go about defining this process, in conjunction with the third party that will be preparing this report.

The Brook Proposal really is indistinguishable from the line of cases such as *Wendy's International, Inc.* (avail. Feb. 21, 2006), *Texas Industries, Inc.* (avail. Jul. 27 2007) and *The Kroger Co.* (avail. Mar. 29, 2006.) In *Wendy's*, the proponent called for a sustainability report and in a similar fashion as the Brook Proposal and it called for a recommendation that the company use GRI guidelines. The Brook Proposal is also making this same type of recommendation by its use of stating that this "report should include GRI type objective statistical indicators identifying accomplishments and failures." The Depot attempts to distinguish these decisions by suggesting that there must be some reliance upon knowledge of external standards, but that is not true, and it also seems to suggest that shareholders are stupid or uninformed about the world around them since they will not understand the use of "big" words and terms related to the modern standards for proper environmental audits. I maintain that shareholders are very aware of these terms and they will readily understand the nature of this proposal without the need to read anything more than the preamble and the proposal.

In addition, under the guise of a Rule 14a-8(i)(3) argument it appears that the Depot is really trying to argue the merits of the Brook Proposal by focusing on words that relates to the merits of the proposal, not if they are really vague. This approach should be rejected since the SEC has consistently taken the position that "we have no interest in the merits of a particular proposal.[8]"

The Depot will also have ample opportunity to provide its own position on the merits to all of the Shareholders in its response document to the Brook Proposal once the Proxy materials are printed. Since there is no 500 word limit on what it writes, Management is free to submit its own dissertation on why it is not supporting the Brook Proposal. So, since it has this opportunity, it will be more appropriate, as the Staff has suggested, to let the Proposal go forward so that the Company and the Proponent can argue the merits and the facts of this proposal before all of the shareholders. "We believe that it is appropriate under Rule 14a-8 for companies to address these objection in their statements of opposition." *See*, SLB No. 14B(B)(4) as it refers to why exclusions will not be permitted under Rule 14a-8(i)(3) matters as to facts and opinions of shareholder proposals brought into question.

C. <u>Calling Words A "Key" Term Does Not Make Them A Key Term</u>

The third Depot argument focuses on the use of what it calls a "key term," namely four words randomly selected out of the Brook Proposal that it has identified as "benchmark objective footprint information" to argue that this supposed "term" will cause shareholder "confusion.[9]" If one looks at the world of corporate finance and operations, you can begin to identify terms of art that are used by management and boards and shareholders that have become part of a corporate culture. Phrases and words such as, "poison pill," "Exit Strategy," "Best Practices," "Golden Parachute," etc., all denote terms that may often be defined differently depending on who is advocating on the subject. It is understandable when such a term is used that it be defined by the proponent, since it could lead to different interpretations and confusion. That is not the case with the Brook Proposal, especially since calling words a "key term" does not magically turn them into one of these corporate phrases in need of a definition.

The Depot relies upon a number of decisions that used terms that were really "terms" and really were open to interpretation, like "a policy of improved corporate governance," "electronic key," or "executive pay rights." One can understand that when you have terms that can cause shareholder confusion, that the company may want to seek to control that type of proposal. **The problem here is that the Depot has created this "key term" and then argues that it is undefined.** The Brook Proposal really has no "key terms" as suggested by the Depot.

I am concerned that here, the Depot is raising a "red herring" issue in the hopes that Staff

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[8] *See*, SLB 14(B)(7.)

[9] *See*, Gibson Dunn, January 17, 2014 Letter, Page 8, bottom of the page.

may not recognize this ruse, since the decisions they use to support their position[10] really have no relevance to what words (or "terms" as the Depot argues) are used in the Brook Proposal. I can understand that use of the term "electronic key" might not be understood by everyone. Corporations use terms that are not often understood by lay people, i.e. shareholders, but that is not factually the case with the words utilized in the Brook Proposal.

First, I object to the Depot deciding and then trying to isolate four words in my proposal to suddenly become a "key term," since I see no reason that anyone other than the Depot would conclude these four words are such a key term. The Depot provides no support in the form of prior advice letters or other proposals or even literature that used this "term" for its whole cloth creation of this "key term." Second, all of the words used in the Brook Proposal have nothing other than plain English meanings and the Depot has tried to take certain words out of context and then suggest they are vague or undefined. Third, if one reads the entire preamble and the Brook Proposal, one will understand that the only terms and words used simply support the single underlying theme to the entire proposal to credibly establish sustainability reporting.

What does, "benchmark objective footprint information" really mean? First, as the Proponent and drafter, it is important to read these words in the actual context of the Brook Proposal so that they are not taken in isolation:

- Prepare Home Depot's "Sustainability Report" as soon as possible, but no later than June 1, 2014, and annually thereafter, at reasonable cost, excluding proprietary information, which establishes metrics and benchmark objective footprint information and recommendations on Home Depot's sustainability policies and performance.

So, the first conclusion that one can make is that it is really hard to prepare a fully "perfect" shareholder preamble and proposal with a limit of 500 words[11]! If given an opportunity to improve my proposal, I would add an **"s"** to the word benchmark and an **"of"** afterwards, so that it would show that it is meant to establish "metrics and benchmark**s**" **of** objective footprint information. (Emphasis added.) Again, if allowed, a very minor wording change, will I believe also eliminate any concerns and arguments by the Depot about this fabricated "key term." If allowed under Rule 14a-8(i)(3)-(B)(2), I would make these very minor changes.

The reason that I chose the words "metrics" and "benchmarks" was to help the Depot take measurements (metrics) and then set defined points (benchmarks) in order to know where they are and where they want to get to. You cannot improve performance if you don't know what your performance currently is, so these commonly used terms will direct Management to

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[10] The Depot uses these cases even though they are not applicable to the present proposal: *Puget Energy, Inc.* (avail. Mar. 7, 2002, *Berkshire Hathaway Inc.* (avail. Jan. 31, 2012) and *The Boeing Co. (Recon.)* (avail Mar. 2, 2011)

[11] My suggestion is that the SEC should consider changing that number so that shareholders are allowed to better present their ideas, let's say a 750-1000 word limit on shareholder proposals. Considering that the Company has no limit on the number of words that it can write in response, I would say shareholder's proposal word limits should be expanded and corporate responses should be word-limited. Fair is fair, right?

find each baseline of information and then decide what their goals will be. The use of the word "objective" establishes an important criteria on the Depot, since it signals the need to gather data that is truthful and verifiable.

Some corporations may make claims, but without documentation to back up those claims, there is no source of independently verifiable information to back up those claims. By stipulating that this information is "objective" the Depot should know that it must provide verifiable truthful information to support its measurements and accomplishments. The last word is "footprint." The Depot seems to labor over the use of the word "footprint" as having some unknown or difficult meaning.

If you have ever gone for hike in an area of soft soil, one can begin to see your own footprints in the soil. A "footprint" is evidence of where you have been. The bigger your shoe size, the bigger your footprint will be. Corporations leave "footprints" and while they may not look like actual shoe markings in the ground, we commonly use this term to indicate a variety of impacts they can have from their operations. The bigger the corporation, the bigger the footprint can be. Once again, is this good or bad? The answer is really determined only after a corporation looks at its "footprint" and determines what it is doing right, what it is doing wrong and what changes it can make to function in a more sustainable fashion as it relates to the environment, human health and its long term operations.

One hundred years ago if you used the term "corporate footprint" someone might scratch their head and wonder what you were talking about. One hundred years ago the "computer" was an abacus. Today, we have amazing technologies using advanced computers and information and terminologies circle the planet in minutes and sometimes seconds. The terminology about "footprints" and especially "corporate footprints," using an everyday normal meaning, is commonly understood by almost everyone, but certainly most shareholders. I will also suggest that when it comes to shareholders, they are amply qualified, since all environmentally responsible corporations have been examining and distributing shareholder correspondence on their corporate footprints and sustainability for many years and many other corporations have been the subject of shareholder proposals like the Brook Proposal to help move their corporate management "dinosaurs" into the 21st century.

In response to the Depot's last 14a-8(i)(3) argument, there are two advice letters that closely track the nature of the Brook Proposal for which Staff declined to agree to exclude. In *NYSE Euronext* (avail Feb. 12, 2013) the New York State Comptroller sought the preparation of a similar report with a much broader scope, using phrases, to prepare a report "assessing the current global expectations for issuer disclosure of ESG/sustainability information and report." While NYSE argued that these terms were vague and undefined, Staff did not agree. The language in the Brook Proposal is nowhere as complex and is more easily defined using any common dictionary.

In *Career Education Corp*. (avail. Mar.18, 2013) the use of terms such as "typical graduate" or "actively being repaid" were not determined to be impermissibly vague. These terms, just like the terms be questioned in the Brook Proposal can simply be viewed with their ordinary meanings and shareholders will have no problem determining what they are being asked to approve.

SUMMARY: PART 1

Based upon a reading of the arguments presented by the Depot, I conclude as the Staff has stated in SLB No. 14B, that:

> Unfortunately, our discussion of rule 14a-8(i)(3) in SLB No. 14 has caused the process for company objections and the staff's consideration of those objections to evolve well beyond its original intent. The discussion in SLB No. 14 has resulted in an unintended and unwarranted extension of rule 14a-8(i)(3), as many companies have begun to assert deficiencies in virtually every line of a proposal's supporting statement as a means to justify exclusion of the proposal in its entirety.

The Depot's arguments have no basis to support exclusion since they asserted deficiencies and created "terms" to dispute when common dictionary meanings to all of the words in the Brook Proposal will allowed for fully informed decision making by all of the Depot's Shareholders. I believe that the Depot has failed to demonstrate as required by SLB No. 14B that neither the Preamble, or the Brook Proposal:

> is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result;

Most significantly, the Depot has not sustained its burden to sufficiently demonstrate that it is entitled to exclude the proposal since it has not demonstrated that any aspects of the Brook Proposal are "vague or misleading" and even if it had raised a minor concern, which it did not, it most definitively failed to meet its burden of objectively (common English definition) demonstrating that anything in the Brook Proposal was "materially false or misleading," as required by Rule 14a-8(g) as stated:

> Further, rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded. As such, the staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement **only where that company has demonstrated objectively that the proposal or statement is *materially* false or misleading.** (Emphasis added.)

2. THE BROOK PROPOSAL DOES NOT INVOLVE THE ORDINARY BUSINESS EXCLUSION UNDER RULE 14a-8(i)(7)

The Depot has presented a second basis for proposing to exclude the Brook Proposal by "arguing" that it falls into the ordinary business exclusion as allowed by Rule 14a-8(i)(7.) But, here's the thing, I have read the almost three pages of its "argument" numerous times and I am at a loss to find the argument. I recognize that the Depot has presented many no-action opinions and many words have been written, but as far as I can tell, there is no analysis of why my proposal intrudes into the realm of the "ordinary business" exclusion. The Depot draws a conclusion, but I cannot find what it states is the basis to support that conclusion. Since the burden of demonstrating why the Brook Proposal should be excluded under this rule is squarely on the Depot, I maintain initially, that it has failed in its mission, since it has presented nothing more than boilerplate string citations and a few paragraphs that it uses to describe what it thinks the proposal is about. The Depot has failed to show a factual connection to what is being proposed and no-action letters by the SEC for the same type of proposals. In fact, the listing of the same type of proposals in the Depot's letter for sustainability reports or other types of environmental reports were all found to not constitute ordinary business. That is less than persuasive and the Depot therefore has failed to fulfill its burden of proof to Staff.

The Depot's argument does not present a coherent analysis of why the Brook Proposal would legally be considered to involve ordinary business. It has also failed to argue why the Brook Proposal does not fit into two of the obvious exceptions to the ordinary business exclusion, namely, the fact that the Brook Proposal raises sufficiently significant social policy issues that transcend day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote and addressing ways to minimize or eliminate adverse affects on the environment or the public's health. The Proponent maintains that both of these exceptions to the ordinary business rule definitively apply and therefore Staff should allow it to proceed.

A. <u>THE BROOK PROPOSAL RAISES SIGNIFICANT SOCIAL POLICY ISSUES</u>

One important consideration for determining if a proposal should be excluded, even if it may involve ordinary business, is if it raises significant social policy issues. The Commission has taken the position as detailed in SLB No. 14A, that proposals relating to ordinary business matters, "but focusing on sufficiently significant social policy issues generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote," The Brook Proposal seeks to establish sustainability reporting at the Depot and the prevailing Staff opinions have consistently found that sustainability reporting is one such topic that that raises significant social policy issues to a level that the proposal, even if it involved ordinary business should not be excluded under Rule 14a-8(i)(7).

In *NYSE Euronext* (avail. Feb. 12, 2013) a very similar proposal to the Brook Proposal was made to require the company to prepare a sustainability report in the areas where NYSE Euronext does business. While the details of the nature of this company's business is different than the Depot, the nature of the shareholder proposal was the same idea and the attempt to exclude the proposal by the company raised the Rule 14a-8(i)(7) ordinary exclusion as the reason it sought to exclude. Staff stated in its letter to the company:

> "We are unable to concur in your view that NYX may exclude the proposals under rule 14a-8(i)(7). In arriving at this position, we note the proposal focuses on the **significant policy issue of sustainability**. Accordingly, we do not believe that NYX may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." (Emphasis added.)

See, also *Cleco Corporation* (avail. Jan. 26, 2012) with the same type of sustainability reporting request and a rejection of the exclusion request and *PNC Financial Services Group,*

Inc. (avail. Feb. 13, 2013) with a proposal that related to reporting on greenhouse gases and *Chesapeake Energy Corporation* (avail. Apr. 12, 2010) with a request for a sustainability report and the refusal by Staff to exclude.

The thrust of each of these opinion letters hammers home the very definitive position that a shareholder proposal that appropriately seeks to have a company perform sustainability reporting will not be excluded since it focuses on sufficiently significant social policy issues that transcends any attempt to classify it as "ordinary business". The Brook Proposal is entirely focused on the significant policy issue of sustainability, so any arguments by the Depot to invoke the "ordinary business" exclusion under Rule 14a-8(i)(7) should be simply rejected.

It should also be noted that the Depot has confused the issues and misdirected Staff in its statements relating to the proposal submitted by the Proponent in the matter of *FMC Corp.* (avail Feb. 25, 2011, *recon denied* Mar. 16, 2011) on page 11 of their letter. The proposal submitted to FMC had nothing to do with seeking or preparing a sustainability report, so there is nothing that can be concluded as to how Staff interpreted that proposal as it relates to the present proposal[12].

More significantly, as it relates to FMC, it needs to be noted that when the Proponent later submitted a very similar proposal to the present Depot proposal for the preparation of a sustainability report to FMC in 2011, that FMC wisely identified that it might not succeed in it arguments to the Staff, reversed course and agreed to formally begin the process of sustainability reporting in order to better address many of the same questions for which the Depot is now trying to avoid. See, *FMC Corp.* (avail Jan. 26, 2012) and especially their letter on page 4-5 of the docket in which FMC's Executive Vice-President, General Counsel and Secretary agrees to implement sustainability reporting and agrees to put in place many measures to assure objectivity and accuracy. While Staff did not render an opinion on this matter, I think we have a good idea as to how it was going to resolve, if left to an opinion from Staff.

As recently as last week, in *Kohl's Corporation* (avail. Jan. 28, 2014, 2nd matter) Staff has continued to allow shareholder proposals challenged under Rule 14a-8(i)(7) that relate to the issue of sustainability reporting, even in the reverse, when a proposal seeks to challenge the continued use of sustainability reports as a cost/benefit issue. Here, the National Center for Public Policy Research presented a shareholder proposal questioning the nature of sustainability reporting, suggesting that these report expenses were not beneficial to the bottom line of Kohl's. Regardless of the merits, Staff has continued to take the same position, stating they were unable to concur with exclusion since, "the proposal focuses on the significant issue of sustainability." While this proposal is completely opposite of the Brook Proposal, it does demonstrate that Staff is committed to allowing all proposals that relate to sustainability to be included in the proxy statements, regardless of whether they are pro or con.

---

[12] The Brook 2011 FMC proposal related directly to the issue of the misuse of the pesticide Furadan, (Carbofuran) manufactured by FMC and the intent of that proposal was to seek to have FMC become a better steward of its use and misuse across the planet, especially in foreign countries that allowed its unrestricted sale, since in certain parts of Africa it was alleged to have been used to poison lions.

B. THE BROOK PROPOSAL FOCUSES ON MINIMIZING OR ELIMINATING OPERATIONS THAT MAY ADVERSELY AFFECT THE ENVIRONMENT AND THE PUBLIC'S HEALTH

The purpose and the wording of the Brook Proposal and supporting statement is to identify the current environmental and social impact of the operations of the Home Depot in order to improve upon its environmental performance and minimize harm by then setting goals for higher levels of performance. The result of implementing the shareholder proposal and thus this process will allow the Home Depot to focus efforts to minimize and eliminate environmental harm, protect biodiversity and hopefully improve human health by improving operational performance.

Staff has made certain observations in SLB 14E as they relate to whether shareholder proposals for which a company seeks to exclude based upon the ordinary business exclusion of Rule 14a-8(i)(7) will be accepted or rejected. "To the extent that a proposal and supporting statement have focused on a company minimizing or eliminating operations that may adversely affect the environment or the public's health, we have not permitted companies to exclude proposals under Rule 14a-8(i)(7)."

The entire wording and nature of the Brook Proposal fits precisely into this criteria since the underlying reason it was submitted was for the exact reason that Staff has found that it will not permit companies to exclude proposals, namely sustainability reporting will allow the company to be more knowledgeable about its environmental and health impacts and it will then set in place opportunities for the company to act to minimize and/or eliminate operations that do or may adversely impact the environment and the public's health.

In *AT&T Inc.* (avail. Feb. 7, 2013) a proposal was made to prepare a report on the impact of AT&T's lead battery recycling on the environment. While this proposal for a report was more narrow than the Brook Proposal, it did seek the same result to minimize or eliminate operations that may adversely affect the environment or the public's health. AT&T argued that the proposal could be excluded since it involved ordinary business, but the Staff replied, "We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on the environmental and public health impacts of AT&T's operations and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate." The nature of the Brook Proposal is directed to accomplish the same result through the use of sustainability reporting, so that it should not be allowed to be excluded under Rule 14a-8(i)(7.)

SUMMARY: PART 2

The Home Depot has failed to sustain its burden of demonstrating why it maintains that the Brook Proposal should be excluded as "ordinary business" under Rule 14a-8(i)(7) when the Brook Proposal raises the significant policy issue of sustainability. This conclusion is borne out after a careful reading of the Depot "arguments" shows that it has failed to discuss why Staff Guidance No 14A or 14E or a whole line of opinion letters do not apply here, when these clearly do apply directly to the merits of the proposal. Sometimes, it is not what you say, but what you do not say that tells you the most. By its failure to "speak" the Depot's request to exclude should be squarely rejected by Staff since it has not provided any support for its position. In addition, even if it had provided cogent arguments they should still be rejected since Staff guidance and Staff opinion letters overwhelming and definitively support shareholder proposals, like the Brook Proposal, that ask a company to initiate sustainability reporting.

CONCLUSION

The Brook Proposal asks the Home Depot to implement Sustainability Reporting so it can improve upon its environmental performance and profitability. The Home Depot is the world's largest home improvement retailer[13]. But, big is not always better. In the situation with the Home Depot, big could also equate to bad, when it comes to environmental performance and impact to human health. But guess what, no one knows the answer to that question right now.

With 2256 stores, 600,000 products, 340,000 associates of whom 21,000 are salaried, 18 Regional Distribution Centers, 33 bulk distribution centers and 36 conventional distribution centers[14] and no disclosed objective information on environmental performance, the shareholders do not know if the Home Depot is doing it right or doing it wrong. We do know the Home Depot is BIG and that means that poor decisions can and will have impacts everywhere and with everyone it does business with. That could mean that decisions made in Atlanta (headquarters) could cause tropical rain forest destruction and other adverse consequences in Brazil or Indonesia, for example, if headquarters does not ask questions or ask the right questions. Management tells us that it is committed to environmentally responsible operations and mentions the things it wants us to know[15]. But, without the Home Depot implementing objective and transparent sustainability reporting, they and we may never know the real truth.

The time has come for the Home Depot to implement sustainability reporting and with the assistance of Staff, that process and the resulting discussions will at least be allowed to begin. If the Shareholders are allowed to voice their opinion, then maybe Management will act and everyone will benefit!

Thank you for your assistance. I may be reached at ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Respectfully Submitted,

David Brook

Cc: Ms. Elizabeth A. Ising, Counsel for The Home Depot (sent via email)

[13] *See*, Page 1 of the 2012 Home Depot Annual Report.
[14] *See*, Pages 1, 3 and 5 of the 2012 Home Depot Annual Report.
[15] *See*, Page 6 of the 2012 Home Depot Annual Report.

David Brook

FISMA & OMB Memorandum M-07-16

Sent Via Email and U.S. Mail

January 22, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

**Re: Shareholder Proposal by David Brook to the Home Depot
Request for Time to Prepare Response to Home Depot's Intent to Exclude Letter**

Dear Sir/Madam:

I am writing regarding the January 17, 2014, letter and accompanying information sent from Gibson Dunn, a rather large law firm, representing the Home Depot (the "Depot") as it relates to the shareholder proposal that I properly submitted to the Depot, dated December 9, 2013. The Depot has requested that you allow them to exclude this proposal. As an individual shareholder seeking the best outcome for the Home Depot, I believe that exclusion of this proposal would be a mistake.

After reading the information provided by the Depot, I believe that in order for the Securities and Exchange Commission to render a fair and impartial decision, I would like to provide your staff with some critical information detailing why the Depot's request is not supported by the facts or the by the law. Of course, if you already agree that this proposal should not be excluded, please feel free to act unilaterally! But, I am currently in the process of preparing a response letter with supporting information that I believe will demonstrate that my proposal is certainly NOT vague or misleading, (Rule 14a-8(i)(3)) nor does it relate to the Home Depot's "ordinary business operations (Rule 14a-8(i)(7)).

My proposal asks the shareholders to request that Management implement Sustainability Reporting to improve upon the environmental performance and profitability of the Home Depot. There is nothing vague or misleading about this proposal. While Management may not like this proposal, it is no different than implementing financial accounting, a practice accepted as necessary (and of course required by law) for the proper and honest accounting and reporting of a corporation's financial health. Sustainability Reporting, if properly implemented, is a very valuable mechanism to account for and report on a corporation's environmental health and its impact upon our planet. I should state that based upon my initial reading of the concern's expressed by the Depot, I will carefully re-examine each word in my proposal and as allowed by SLB No. 14 I would agree to revise or clarify any specific wording that the SEC considers would resolve any potential misunderstanding.

The Depot also argues that my proposal should be viewed as within the purview of its "ordinary business operations." My initial thoughts about this argument are, simply that they must be joking! My arguments will be developed in accordance with SEC guidance (14E) that clearly states that if "a proposal and supporting statement focus on minimizing or eliminating operations that may adversely affect the environment or the public's health" that the Staff will not permit companies to exclude such a proposal. My proposal is entirely designed to accomplish changes at the Depot that will minimize or eliminate operations that currently most likely do adversely affect the environment and the public's health, so I believe there is no supportable basis for this request to exclude.

Since I am one person and I do not have the resources of a large law firm at my disposal, and in order to appropriately respond to the Depot's submission, I respectfully ask that I be allowed a reasonable period of time to prepare this submittal. I anticipate that I should be able to provide the relevant arguments and supporting documents within two weeks or by or about February 5, 2014. I will certainly strive to complete this response sooner, so I ask that your staff please let me know if you intend to act on Depot's request any sooner than this time frame. I think that once you have the opportunity to review my submission you will agree that there is every reason that the shareholders of the Depot deserve to read and vote on this needed proposal and that there are no dispositive SEC case or guidance documents which support excluding this important and needed shareholder proposal.

Thank you for your assistance.

Respectfully Submitted,

David Brook

David Brook

Cc: Ms. Elizabeth A. Ising, Counsel for The Home Depot (sent via email)

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct 202.955.8287
Fax: 202.530.9631
EIsing@gibsondunn.com

Client C 41984-00002

January 17, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Home Depot, Inc.*
Shareholder Proposal of David Brook
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The Home Depot, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials"), a shareholder proposal (the "Proposal") and statements in support thereof received from David Brook (the "Proponent").

Pursuant to Rule 14a-8(j), we:

- have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- are sending copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Securities and Exchange Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

RESOLVED, the Shareholders request the Board:

- Prepare Home Depot's "Sustainability Report" as soon as possible, but no later than June 1, 2014, and annually thereafter, at reasonable cost, excluding proprietary information, which establishes metrics and benchmark objective footprint information and recommendations on Home Depot's sustainability policies and performance.

- The report should include multiple GRI type objective statistical indicators identifying accomplishments, failures and objectives of Home Depot, covering all operations worldwide including human rights, human health, wildlife and the environment.

- The report should provide the Company's definition of sustainability, as well as a company-wide review of policies, practices, and indicators related to measuring long-term social and environmental sustainability.

- The report should be prepared by an independent third party organization with no financial or organizational ties to Home Depot that shall be given full access to all Home Depot information and it shall also gather relevant outside data. Broad stakeholder/shareholder involvement shall be sought and included throughout the report preparation process.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and

- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC, 287 F.2d 773, 781* (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

As further described below, the Proposal is so vague and indefinite as to be materially misleading and, therefore, excludable under Rule 14a-8(i)(3) because the Proposal (1) contains material internal inconsistencies regarding how to implement the Proposal, (2) references external guidelines without providing an adequate description of the substantive provisions and standards set forth in those guidelines, and (3) fails to define or explain a key term.

A. The Proposal Contains Material Internal Inconsistencies

The Proposal is excludable under Rule 14a-8(i)(3) because it contains material internal inconsistencies regarding who should prepare the requested report. In this regard, the Staff has concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(3) where similar internal inconsistencies within a proposal have made it impossible for either shareholders voting on, or the company attempting to implement, a proposal to understand exactly what the proposal would require. For example, in *General Electric Co.* (avail. Jan. 14, 2013) ("GE"), the Staff concurred in the exclusion under Rule 14a-8(i)(3) of a shareholder proposal recommending that "all outstanding unexercised stock options [be] held for life by those executives that have and receive them. Upon option vesting, the executive may earn their dividends, then, return the shares to the company when [the executive] die[s]." GE argued that it was impossible to reconcile the conflicting mandate that executives not exercise certain stock options for life but return their shares to the company once those same options had vested. The Staff noted that "in applying this particular proposal to GE, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Similarly, in *Jefferies Group, Inc.* (avail. Feb 11,

2008, *recon. denied* Feb. 25, 2008), the resolution sought a shareholder advisory vote on "the executive compensation policies and practices" discussed in the proxy statement, while the supporting statement portrayed the shareholder advisory vote as addressing whether "the company's policies and decisions on compensation have been adequately explained" to shareholders. Given these conflicting descriptions, the Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(3). *See also Verizon Communications Inc.* (avail. Feb. 21, 2008) (concurring in exclusion of a shareholder proposal where a formula for calculating incentive award compensation would have violated the maximum compensation cap in the same proposal).

The Proposal contains internal inconsistencies that make it impossible for either the shareholders voting on the Proposal or the Company in attempting to implement the Proposal to comprehend precisely what the Proposal requires. Specifically, it contains conflicting mandates about who should prepare the requested Sustainability Report, a critical element of the Proposal.

- *On one hand, the Proposal asks the Company to prepare the requested report and suggests that the report should then be reviewed and verified by an independent third party.* Specifically, the Proposal states that "the Shareholders request the Board: [p]repare [the Company's] 'Sustainability Report' as soon as possible" (emphasis added). The supporting statements echo that the Company should "establish a reporting process" with the resulting report subject to "independent review" and the report "independently verified." Similarly, the Proposal's title states that the requested report should be subject to "Independent Review."

- *But the Proposal also asks that an independent third party prepare the requested report.* Specifically, the Proposal explicitly states in the fourth bullet of the Resolved clause that "[t]he report should be prepared by an independent third party organization with no financial or organizational ties to Home Depot" (emphasis added).

Thus, the Proposal contains conflicting mandates as to who should author the requested report. And the repeated references to an "objective" report in the supporting statements fail to resolve this inconsistency because such objectivity could be achieved by the Proposal's requested "independent review" or by the Proposal's request to have the report "prepared by an independent third party."

The method by which the requested report is to be prepared is a critical element of the Proposal given the repeated references to objectivity and independent review throughout the Proposal. This is further evidenced by the Proposal's attempt to justify the need for the Proposal through its repeated (and unfair) criticism of the method by which the Company currently reports on its sustainability efforts. As a result of the material internal inconsistencies in the Proposal, and similar to the proposal in *Jefferies Group* and the other precedent discussed above, "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. Accordingly, as a result of these material internal inconsistencies, we believe that the Proposal is excludable under Rule 14a-8(i)(3).

B. The Proposal Relies On But Fails To Describe External Standards

The Proposal also is excludable under Rule 14a-8(i)(3) because it relies on a reference to an external standard (GRI) but does not define the acronym "GRI" or describe that term.

The Staff has repeatedly concurred in the exclusion of shareholder proposals—similar to the Proposal—that reference an external standard that is not defined or described in the proposal. *See Cardinal Health, Inc.* (avail. July 6, 2012) (concurring with the exclusion of a proposal requesting that the chairman be a director who is "independent from the [c]ompany," with "'independent' ha[ving] the meaning set forth in the New York Stock Exchange . . . listing standards"); *Dell Inc.* (avail. Mar. 30, 2012) (concurring with the exclusion of a proposal that referenced "SEC Rule 14a-8(b) eligibility requirements" because shareholders "may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal"); *AT&T Inc.* (avail. Feb. 16, 2010, *recon. denied* Mar. 2, 2010) (concurring with the exclusion of a proposal to disclose "grassroots lobbying communications as defined in 26 CFR § 56.4911-2"); *Kohl's Corp.* (avail. Mar. 13, 2001) (concurring in the exclusion of a proposal requesting implementation of "SA8000 Social Accountability Standards"). Similar to these letters, the Proposal asks for a Sustainability Report, but the key description of that report refers to "multiple GRI type objective statistical indicators" and provides no explanation of what "GRI" means. Thus, as with proposals in the precedent above, the Proposal is excludable under Rule 14a-8(i)(3) because it does not define or explain this acronym.

Moreover, to the extent that the Proposal's reference to "GRI" means the "Global Reporting Initiative," the Proposal also is excludable because it fails to explain what it means to ask the Company to report using "GRI type" indicators. In this regard, the Staff has consistently concurred that similar shareholder proposals could be excluded under Rule 14a-8(i)(3) as vague and indefinite. For example, in *Exxon Mobil Corp. (Naylor)* (avail. Mar. 21, 2011), the Staff concurred with the exclusion under Rule 14a-8(i)(3) of a proposal requesting a report "using guidelines from the Global Reporting Initiative" because "neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The proposal failed to describe the scale and substance of the GRI guidelines (the "GRI Guidelines"), and the complexity of the GRI Guidelines meant that the company and its shareholders could hold conflicting interpretations of the proposal. Additionally, in *The Ryland Group, Inc.* (avail. Jan. 19, 2005), the Staff concurred with the exclusion under Rule 14a-8(i)(3) of a proposal requesting a "GRI-based sustainability report" after the company argued that the proposal failed to convey to the company's shareholders the breadth and complexity of the Guidelines, and that there were numerous ways to apply the Guidelines. In *The Kroger Co.* (avail. Mar. 19, 2004), the Staff also concurred with the exclusion under Rule 14a-8(i)(3) of a proposal requesting a sustainability report based on the GRI Guidelines where the company argued that the proposal's "extremely brief and basic description of the voluminous and highly complex Guidelines" did not adequately inform shareholders of what they would be voting on and did not adequately inform the company of what actions would be needed to implement the proposal. *See also ConAgra Foods, Inc.* (avail. Jul. 1, 2004) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting a report based on the "Global Reporting Initiative's sustainability reporting guidelines" after the company argued that the Guidelines were vague and fluid and could be implemented in multiple ways); *Albertson's, Inc.* (avail. Mar. 5, 2004) (same); *Terex Corp.* (avail. Mar. 1, 2004) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal for a "GRI-based sustainability report"); *Dean Foods Co.* (avail. Feb. 25, 2004) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting a report based on the "Global Reporting Initiative's sustainability reporting guidelines"); *Smithfield Foods, Inc.* (avail. July 18, 2003) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting a report based upon the "Global Reporting Initiative").

The Proposal states that the requested Sustainability Report "should include multiple GRI type objective statistical indicators identifying accomplishments, failures and objectives of Home Depot, covering all operations worldwide including human rights, human health, wildlife and the environment." To the extent that the Proposal means the Global Reporting Initiative, the Proposal does not clarify which GRI Guidelines to reference when preparing the requested report. As explained by GRI, there are three current versions: the G3 Guidelines, the G3.1 Guidelines, and the most recent G4 Guidelines. *See* https://www.globalreporting.org/reporting/G3andG3-1/g3-guidelines/Pages/default.aspx. GRI offers companies the option of which framework to use, and there are significant differences between them. For example, there were 81 changes made just between the G3.1 Guidelines and the G4 Guidelines. *See* https://www.globalreporting.org/resourcelibrary/GRI-G4-Overview-Tables-G3.1-vs-G4.pdf.

Moreover, the Proposal does not explain that the GRI Guidelines are a complex and voluminous reporting framework set forth in a series of published documents and guidelines. The GRI Guidelines call for, *inter alia*, the disclosure of company data using specified "Performance Indicators," which may be industry-specific or qualify as "core" indicators generally applicable to most reporting companies. Performance Indicators are further organized into three categories (economic, environmental and social) and then by sub-categories (*e.g.*, social performance indicators are broken down between labor, human rights, society and product responsibility sub-categories). For instance, under the G3.1 Guidelines, an example of a core environmental Performance Indicator in the "energy" sub-category is "[i]ndirect energy consumption by primary source." (*Available at* https://www.globalreporting.org/resourcelibrary/G3.1-Environment-Indicator-Protocols.pdf.) An example of a core economic Performance Indicator in the "economic performance" sub-category is "[d]irect economic value generated and distributed, including revenues, operating costs, employee compensation, donations and other community investments, retained earnings, and payments to capital providers and governments." (*Available at* https://www.globalreporting.org/resourcelibrary/G3.1-Economic-Indicator-Protocols.pdf.)

Given the complexity of the GRI Guidelines, a description of the GRI Guidelines or indicators is necessary in order to allow shareholders voting on the Proposal the ability to understand what "type" of reporting the Proposal entails. However, the Proposal fails to provide such a description. Furthermore, the Proposal requests a report that includes "multiple GRI *type* statistical indicators" (emphasis added). This language thus suggests that the statistical indicators to be used will be like, but may not be identical to, the GRI Guidelines. Shareholders voting on the Proposal must therefore not only be familiar with the concept of GRI statistical indicators, but also share the Company's interpretation as to which indicators are of a similar enough type to be included in the requested report.

The Proposal also is distinguishable from no-action letter precedent where the Staff has not concurred with the exclusion of certain shareholder proposals involving the GRI Guidelines. For example, in *Wendy's International, Inc.* (avail. Feb. 21, 2006), the Staff was unable to concur with the exclusion of a proposal that called for "a sustainability report to shareholders" and that included in the supporting statement a recommendation that the company use the GRI Guidelines. In addition, the Staff has not concurred with the exclusion of proposals where knowledge of the GRI Guidelines was not necessary for shareholders to grasp the meaning of the proposals at issue. *See, e.g., Texas Industries, Inc.* (avail. Jul. 27, 2007) (declining to concur with the exclusion of a proposal that called for a "public sustainability report" where the supporting statement merely referenced the GRI definition of sustainability reporting); *The Kroger Co.* (avail. Mar. 29, 2006) (declining to concur with the exclusion of a proposal that called for a sustainability report where the supporting statement recommended that Kroger "join the over 700 companies who have issued sustainability reports based on the [GRI] Sustainability Reporting Guidelines"). The Proposal differs because it defines the requested "Sustainability Report" to specifically include "multiple GRI type objective statistical indicators." Thus, the Proposal requires (and presumes) knowledge of the GRI Guidelines in order to make sense of the "GRI type statistical indicators" that the Company is expected to use in the Sustainability Report. Because knowledge of the GRI Guidelines is necessary to understand the Proposal, the GRI Guidelines therefore function as an external standard by which to measure the contents of the report. Moreover, the Proposal is distinguishable from the proposals in *Wendy's* and similar proposals that suggested, but did not require, either use or comprehension of the complex, evolving GRI Guidelines.

Thus, without any description of the GRI Guidelines and the GRI statistical indicators contained therein, shareholders voting on the Proposal cannot be expected to understand what a "GRI type" statistical indicator would be, and thus cannot understand the implications of the Proposal. For these reasons, the Proposal should be excluded on the basis of Rule 14a-8(i)(3) for being vague and indefinite.

C. The Proposal Includes A Vague And Undefined Key Term

The Staff has on numerous occasions concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that shareholders voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. For example, in *Puget Energy, Inc.* (avail. Mar. 7, 2002), the Staff concurred in the exclusion of a shareholder proposal under Rule 14a-8(i)(3) where the proposal requested that the company's board of directors implement "a policy of improved corporate governance" and included a broad array of unrelated topics that could be covered by such a policy. *See also Berkshire Hathaway Inc.* (avail. Jan. 31, 2012) (concurring in the exclusion of a proposal that specified company personnel "sign off [by] means of an electronic key . . . that they . . . approve or disapprove of [certain] figures and policies" because it did not "sufficiently explain the meaning of 'electronic key' or 'figures and policies'"); *The Boeing Co. (Recon.)* (avail. Mar. 2, 2011) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3), noting "that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *General Electric Co.* (Feb. 10, 2011) (same); *The Allstate Corp.* (avail. Jan. 18, 2011) (same).

The Proposal requests the publication of an annual Sustainability Report covering the Company's global operations that "establishes metrics and benchmark objective footprint information." The term "benchmark objective footprint information" is key to the Proposal because "comprehensively benchmarking [the Company's] corporate footprint" is presented as a prerequisite for the Company's management to "then set in place changes to better respect human rights, human health, animal species and the environment"—one of the end goals that information gleaned from the Proposal's annual reports is intended to facilitate. However, similar to the proposals in *Puget Energy*, *Berkshire Hathaway* and *Boeing*, the Proposal does not define or explain the meaning of this key term. Rather, the term "benchmark objective footprint information" is unclear, undefined by the Proposal and without an ordinary, commonly understood meaning. While each of the words comprising this term has an ordinary meaning in isolation, put together the words in this phrase are likely to cause confusion as to what type of information is being referenced.

In an attempt to determine the meaning of "benchmark objective footprint information," shareholders voting on the Proposal will find in the supporting statement another vague and undefined term, "corporate footprint." The Proposal states that the Company should benchmark its "corporate footprint to identify where it is succeeding/failing and what steps it needs to take to better protect the world's people, wildlife and the environment." This reference in the supporting statement therefore may be interpreted as relating in some way to gathering data on the impact of the Company's global operations on such broad categories as human rights, human health, wildlife and the environment. If so, there is no indication in the Proposal as to what type of data the Company would use or what would be material enough to be reported. This reference is particularly problematic given the Company's size and scope and the complexity of its operations. The Company is the world's largest home improvement retailer, with more than 2,250 retail stores in the United States, Canada and Mexico, over 300,000 employees, and operations that involve all facets of retail, including supply chain logistics, global sourcing, real estate management, and e-commerce.

Relatedly, it is unclear how direct a Company impact must be on these broad categories to sufficiently document the Company's "benchmark objective footprint information." Nor is it immediately apparent whether the impacts of the Company's suppliers and vendors on human rights or health and the environment are within or outside the scope of the Company's "benchmark objective footprint information." Unlike a shareholder proposal seeking a report on a narrow area of sustainability (*e.g.*, a company's direct greenhouse gas emissions or the health effects of a company's operations in a specific geographic area), the vague references to "benchmark objective footprint information" and "corporate footprint" make it impossible for the Company and shareholders alike to determine the extent and nature of information to be reported.

The Proposal can be distinguished from no-action requests seeking to omit requests for reports on information where the Staff has declined to find shareholder proposal terms impermissibly vague and indefinite. For instance, in *NYSE Euronext* (avail. Feb. 12, 2013), a shareholder proposal requested that the company's board of directors prepare a report on expectations on the environmental, social, governance and sustainability disclosures made by listed companies in connection with establishing its listing standards for companies. In this context, the Staff did not agree that the phrase "current global expectations for issuer disclosure of ESG/sustainability information" caused the proposal to be excludable as vague. The proposal in that case defined "ESG." Moreover, the term "current global expectations," while undefined, was not essential to an understanding of the proposal. Unlike the terms at issue in *NYSE Euronext*, the term "benchmark objective footprint information" in the Proposal should be viewed as impermissibly vague, as it is neither defined in the Proposal nor is it, on its own and without additional context, a term that denotes any ordinary meaning. Nor is the vagueness of the term "benchmark objective footprint information" permissible since it is critical to understanding the requested report. In *Career Education Corp.* (avail. Mar. 18, 2013), where a shareholder proposal sought a report on the ability of company-owned institutions' students to repay their student debt, the Staff declined to find certain terms (*e.g.*, "typical graduate" and "actively being repaid") impermissibly vague. The terms at issue in *Career Education*, however, could be viewed as having ordinary meanings upon which shareholders could rely with "reasonable certainty" in order to determine the information to be included in the requested report, and therefore the shareholders and the company would know the actions to be taken in the event the proposal was adopted. In contrast, the multiple ambiguities of the term "benchmark objective footprint information" obscure the overall intent of shareholders and the Company in preparing the report, and therefore shareholders voting on the Proposal would be unable to determine what actions the Company would take were the Proposal to be adopted.

Accordingly, the Proposal's failure to define or explain the meaning of the term "benchmark objective footprint information" causes the Proposal to be impermissibly vague and indefinite and therefore excludable under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

We also believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations—in particular, disclosure of corporate objectives and other ordinary business information.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal that relates to its "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and it identified two central considerations that underlie this policy. Relevant to the Proposal, one of these considerations was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

A shareholder proposal being framed in the form of a request for a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business[,] . . . it may be excluded under [R]ule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

In addition, even if a proposal touches upon a "significant policy issue," the Staff has nonetheless permitted exclusion of shareholder proposals under Rule 14a-8(i)(7) that pertain to both significant policy issues and ordinary business matters. For example, in *FMC Corp.* (avail. Feb. 25, 2011, *recon. denied* Mar. 16, 2011), the same Proponent submitted a proposal seeking "a legitimate product stewardship program" that would include implementing moratoriums on the sale of certain of the company's products, preparing annual reports on the company's stewardship activities and amending the company's corporate responsibility policies. While that shareholder proposal mentioned issues such as the use of potentially dangerous pesticides and "human equality," it also addressed other topics that were ordinary business matters, such as the products the company offered for sale. Because that shareholder proposal "d[id] not focus on a significant social policy issue" but rather also related to certain ordinary business matters, the Staff concurred in its exclusion under Rule 14a-8(i)(7). *See also Mattel, Inc.* (avail. Feb. 10, 2012) (concurring in exclusion under Rule 14a-8(i)(7) where the proposal's request for a report on the company's suppliers' compliance with a code of business practices aimed primarily at human and worker rights "ha[d] a broad scope that covers several topics that relate to the [c]ompany's ordinary business operations and are not significant policy issues"); *PetSmart, Inc.* (avail. Mar. 24, 2011), (concurring in exclusion under Rule 14a-8(i)(7) of a proposal that suppliers provide the company with a certification of compliance with the Animal Welfare Act and state law equivalents and noting that the proposal went beyond the significant policy issue of the humane treatment of animals because the scope of laws covered by the proposal was "fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping").

The Proposal does not limit its request to a report on environmental impacts or sustainability. Specifically, the Proposal states that the requested report should include statistical indicators to "identif[y] accomplishments, failures and objectives covering all operations worldwide *including* human rights, human health, wildlife and the environment" (emphasis added). While the specified categories may or may not individually qualify as "significant policy issues," the Proposal's request does not limit the scope of the Sustainability Report to only these specified areas. Indeed, by its own terms, the scope of the report is very broad, stating that the Company should report on "all operations worldwide." Furthermore, the Proposal states that the "third party organization . . . shall be given full access to all Home Depot information," without limiting that information to sustainability issues. Finally, the Proposal seeks the preparation of a report that reflects "[b]road stakeholder/shareholder involvement" without limiting that involvement to what is necessary to address any particular significant policy issue.

The identification and establishment of a company's corporate objectives and goals fall squarely in the purview of a company's management, and the ability to implement these objectives and goals without direct shareholder oversight is integral to management's ability to run a company on a day-to-day basis. In *Mobil Corp.* (avail. Feb. 13, 1989), the Staff concurred in the exclusion of a shareholder proposal seeking to establish a shareholder committee "to review corporate objectives and their implementation." The Staff noted that the proposal was excludable under Rule 14-8[(i)](7) because it pertained to "a matter relating to the ordinary business operations of the [c]ompany, (i.e., questions of corporate objectives and goals)." *See also Peregrine Pharmaceuticals, Inc.* (avail. July 28, 2006) (concurring in the exclusion of a shareholder proposal under Rule 14a-8(i)(7) where a proposal seeking statistics on the company's operations dealt with the "disclosure of ordinary business matters"); *Minnesota Mining and Manufacturing Co.* (avail. Jan. 3, 1996) (concurring in the exclusion of a shareholder proposal that dealt with the ordinary business operations of the "content of corporate literature" where the proposal sought the company to recognize the rights of unborn children in its corporate literature whenever "children" were mentioned); *Westinghouse Electric Corp.* (avail. Jan. 27, 1993) (concurring under Rule 14a-8(i)(7) in the exclusion of a shareholder proposal that requested a report of the business practices and operations of the company for a six-year period because the proposal dealt with the ordinary business matter of "business practices and operations").

The overly broad report requested by the Proposal can easily be distinguished from the more narrowly focused reports requested in shareholder proposals that the Staff has declined to concur could be excluded under Rule 14a-8(i)(7). *See, e.g., Spectra Energy Corp.* (avail. Feb. 21, 2013) (declining to concur that a report requesting the company's measurement, mitigation and disclosure relating to emissions of greenhouse gases could be excluded); *Arch Coal, Inc.* (avail. Feb 10, 2012) (declining to concur that a report on the company's efforts to reduce environmental and health hazards specifically associated with Appalachian mining operations constituted ordinary business operations). Here, the Proposal asks the Company to report on information "covering all operations worldwide," thereby addressing topics well beyond the topics that are specifically referenced ("human rights, human health, wildlife and the environment"). The Proposal would thus require the Company to collect data on, and then perform analysis of, all of the Company's daily management decisions, strategies and plans, choice of vendors, real estate and development determinations, and routine purchases, which are components of "all operations worldwide." A report of the scope requested by the Proposal would encompass ordinary business information far in excess of that needed to analyze any particular significant policy issue.

Thus, due to its impermissible intrusion into the Company's ordinary business matters, the Proposal is excludable pursuant to Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Stacy S. Ingram, the Company's Senior Counsel – Corporate and Securities and Assistant Secretary, at (770) 384-2858.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: Stacy S. Ingram, The Home Depot, Inc.
David Brook

101647769

GIBSON DUNN

EXHIBIT A

From: ***FISMA & OMB Memorandum M-07-16*** [mailto:***FISMA & OMB Memorandum M-07-16***]
Sent: Monday, December 09, 2013 2:09 PM
To: Roseborough, Teresa
Cc: Finger, Ben; Ingram, Stacy
Subject: Fwd: David Brook Shareholder Proposal for 2014: Request for Establishing Home Depot Sustainability Reporting Using Benchmarks and GRI Type Metrics Involving All Stakeholders With Independent Review

Dear Ms. Roseborough, enclosed is a shareholder proposal and letter in support of my proposal to improve the operations of the Home Depot by establishing objective sustainability reporting by the Home Depot. I ask for your support of this proposal.

If we create this reporting process, the Home Depot, all shareholders and the environment will benefit!

Please let me know how we can work together in order to advance this proposal.

Thank you,

David Brook
FISMA & OMB Memorandum M-07-16
Cell: ***FISMA & OMB Memorandum M-07-16***

David Brook

FISMA & OMB Memorandum M-07-16

Sent Via Email, Facsimile: (770) 384-5552
and U.S. Mail

December 9, 2013

Ms. Teresa Roseborough
Executive Vice President, General Counsel and Secretary
The Home Depot, Inc.
2455 Paces Ferry Road, NW, Building C-22
Atlanta, Georgia 30339-4042

Re: Shareholder Proposal:
Request for Establishing Home Depot Sustainability Reporting Using Benchmarks and GRI Type Metrics Involving All Stakeholders With Independent Review

Dear Ms. Roseborough:

I am writing to you as the Corporate Secretary, as required in the Home Depot's, Inc. ("Home Depot") Proxy Statement dated on or about March 28, 2013, Page 66, as the Home Depot's Officer requiring notification of my intention to submit a shareholder proposal for the 2014 Home Depot's Annual Meeting. Enclosed is a timely shareholder proposal intended to establish sustainability reporting by the Home Depot using metrics and benchmarks in order to identify goals and accomplishments for improving environmental sustainability of all operations of the Home Depot.

This proposal is specifically presented to establish objective and verifiable sustainability reporting by the Home Depot. While the Home Depot has prepared public information on certain aspects of its operations, it has not to this date ever prepared a Transparent Sustainability Reporting process that is a comprehensive report, using metrics and benchmarks, identifying goals and accomplishments, successes and failures, using Global Reporting Initiatives (or equivalent) criteria, using an independent preparer and/or an independent auditing of the report. Home Depot has also not ever prepared a sustainability report involving stakeholder/shareholders and established any level of transparency into this process. This Shareholder Proposal asks the Home Depot to begin that process of objective sustainability reporting.

Implementation of this proposal will improve many aspects of Home Depot's Corporate performance and profitability. This proposal recommends the Home Depot establish a six step process to: 1. Analyze the corporations' situation in relation to environmental and social trends in order to build long-term value, 2. Establish a plan that sets goals and milestones (metrics) and fully integrates these into the broader business strategy, 3. Implement the strategy using the corporate fundamentals set in the plan, 4. Monitor the performance of this plan using being sure to have the right data collection process, analysis tools and methodologies, 5. Prepare and publish the report by an independent third-party showing social and environmental performance, with an audit of the accuracy of this information and 6. Evaluate the operating information on an annual basis to report on successes and failures and to improve upon corporate performance and ultimately profitability[1].

Implementation of this proposal will allow the Home Depot to establish itself as the home improvement store leader in sustainability reporting, since right now the only information that is presented by the Home Depot as information on its website, or elsewhere, has no transparency to determine the truth of the assertions. This information also has no metrics and while it may state goals, there is no mechanism to determine if these goals have been met or the truth of any of this information. As such, my proposal is aimed at increasing transparency and corporate policies aimed at increased efficiency, decreasing waste and greenhouse gas emissions, protecting the health of employees, minimizing harm to the environment and animal species worldwide, and the people worldwide who may be adversely impacted by the purchasing and manufacturing operations supported by the Home Depot. Implementation of this proposal will assist the Home Depot with improving upon its short and long-term profitability, sine it will establish objective factual information that can be used to guide the corporation in decision-making based upon sound sustainability science as the means for better short and long-term corporate decisions.

I am sure that you realize that this issue can involve many parts of the corporation, so this proposal attempts to set in place a mechanism whereby Home Depot will establish and integrate sustainability reporting as part of it corporate culture. Unfortunately a limit of 500 words in my shareholder proposal does not allow for a full analysis and presentation of these issues. Therefore, I am more than happy to further elaborate upon these details with you and/or other Officers of Home Depot as to why this proposal has merit and why I ask Management to support the incorporation of this proposal into the 2014 Home Depot proxy statement.

I have provided a title to this Proposal, "REQUEST FOR ESTABLISHING HOME DEPOT SUSTAINABILITY REPORTING USING BENCHMARKS AND GRI TYPE METRICS INVOLVING ALL STAKEHOLDERS WITH INDEPENDENT REVIEW" which I ask be used in the proxy statement. While I do not consider this title as part of the 500 word limit, the total words in the actual proposal, is 499 words, which conforms to the SEC word limit requirements.

If Home Depot is interested and committed to advancing this proposal outside of the proxy approach, please let me know and I will be more than willing to withdraw this proposal, once Home Depot will agree to make a formal written and signed commitment which satisfactorily addresses my concerns and provides for a defined timeline for completion of the adoption and implementation of such a reporting process. I reserve the right to amend and/or modify any such proposal and/or reject it should it not address this issue to my understanding of the law and to my own level of satisfaction.

<u>PROCEDURAL COMPLIANCE WITH SEC REQUIREMENTS:</u>

In order to expedite your procedural review of this proposal and its conformance with the Securities and Exchange Commission Procedural Requirements, I provide the following information to validate my right to present this proposal under 17 CFR 240.14(a)(8):

[1] These 6 metrics are not rigid, just recommended actions. This metric outline is also loosely adapted from an outline by KPMG Global.

Ms. Teresa Roseborough
Executive Vice President, General Counsel and Secretary

December 9, 2013

1. I have continuously held The Home Depot, Inc., securities for over a year with a value that has never dropped below $2000 during that period. I purchased 100 shares of The Home Depot stock on or about August 2, 2002. The number of shares is currently approximately 129. Please also review my 2012 submission, since nothing has changed as to the purchase or ownership of my stock. (Please do not act to harass me with undue questions as to verifying my ownership and/or the record holder of my securities, since I spent an inordinate amount of time and resources last year and the year before providing all of that information to your Counsel's Office.) You still have all of that information and I state on the record that none of it has changed.

2. My address is: ***FISMA & OMB Memorandum M-07-16*** In light of personal safety concerns, I request that my address NOT be disclosed in the proxy statement and that Home Depot require written requests should anyone seek to obtain my address. I also ask that I be notified of any such requests.

3. I fully intend to continue to hold these securities through the date of the next annual meeting and beyond.

4. I have already provided a form prepared by the "record" holder of my securities, Fidelity Investments, (National Financial Services DTC 0226) which confirms that at the time I am submitting this proposal in 2011 and 2012 that I have held these securities for at least a year and the number of the current shares that I purchased plus reinvestment was 121.40 and it is now 129.

SUBSTANTIVE COMPLIANCE WITH SEC REQUIREMENTS:

5. This proposal is intended to make recommendations on the manner in which the Home Depot's Board and Management should institute objective sustainability reporting. While the proposal makes recommendations on how the Board should establish this process, due to limitations on wording, it is not, and should not be considered exhaustive or limiting to the Board. There are many solutions to establish truthful reporting with goals, metrics, stakeholder involvement and third party reviews which may not be listed and for which the best approach may not be known until the Home Depot's Management investigates. Therefore, none of the listed solutions should be considered fixed or binding, but merely representative of possible recommended solutions.

I look forward to speaking with you and others at the Home Depot on the ways that we might work together to begin to address solutions to these issues. If Management and/or the Board would like to support my proposal, with changes, I would be more than happy to discuss any such ideas. I may be reached at ***FISMA & OMB Memorandum M-07-16*** or by email at ***FISMA & OMB Memorandum M-07-16*** I would also ask that you provide me with a written acknowledgement that my proposal was timely received by your office.

Sincerely,

David Brook

CC: Ben Finger (Via Email)
Stacy Ingram (Via Email)

Encl. 12/9/13 1:17 PM

REQUEST FOR ESTABLISHING HOME DEPOT SUSTAINABILITY REPORTING USING BENCHMARKS AND GRI TYPE METRICS INVOLVING ALL STAKEHOLDERS WITH INDEPENDENT REVIEW

The Home Depot, "is committed to doing the right thing for our customers and the environment" as stated in its 2012 Annual Report. But, while the Home Depot may have taken some steps to improve upon its environmental performance, it has not established a defined corporate commitment to independently identify, verify and report its environmental performance using benchmarks and metrics in an actual Sustainability Report.

Home Depot's business worldwide poses questions on its operational impact to human health, human rights, wildlife and environmental consequences. While Management states it is concerned about the communities in which it operates, it has never publicly and objectively documented that commitment to corporate social responsibility.

While Home Depot Management may be well intentioned, without some form of objective and independently verified report, any current "sustainability" information provided fails to include back-up documentation to verify goals, claims and accomplishments. Without setting goals, identifying performance, involving diverse stakeholders, using independent review with transparency in reporting, all information provided by Home Depot could be truthful at best or wishful thinking and corporate fabrications at worse. The shareholders and customers of Home Depot have no way of knowing what is really the truth, unless Management acts to establish a reporting process that is objective and verifiable. As the world's largest home improvement retailer the Home Depot should be a leader, so it therefore needs to establish objective sustainability reporting that will demonstrate its social and environmental performance with independent verification, no differently than its financial accounting.

Home Depot should begin comprehensively benchmarking its corporate footprint to identify where it is succeeding/failing and what steps it needs to take to better protect the world's people, wildlife and the environment. Management can then set in place changes to better respect human rights, human health, animal species and the environment. While Home Depot has produced some scattered reports, there is no way to know if they are glossy marketing brochures only trumpeting accomplishments, but hiding problems that could lower profitability.

RESOLVED, the Shareholders request the Board:

- Prepare Home Depot's "Sustainability Report" as soon as possible, but no later than June 1, 2014, and annually thereafter, at reasonable cost, excluding proprietary information, which establishes metrics and benchmark objective footprint information and recommendations on Home Depot's sustainability policies and performance.

- The report should include multiple GRI type objective statistical indicators identifying accomplishments, failures and objectives of Home Depot, covering all operations worldwide including human rights, human health, wildlife and the environment.

- The report should provide the Company's definition of sustainability, as well as a company-wide review of policies, practices, and indicators related to measuring long-term social and environmental sustainability.

- The report should be prepared by an independent third party organization with no financial or organizational ties to Home Depot that shall be given full access to all Home Depot information and it shall also gather relevant outside data. Broad stakeholder/shareholder involvement shall be sought and included throughout the report preparation process.

I **URGE** all Shareholders to vote **FOR** this proposal.

****

The following is not part of the proposal.

Submitted on: December 9, 2013

By: David Brook

FISMA & OMB Memorandum M-07-16

Owner of 129 + shares, since on or about August 2, 2002.
12/9/13 1:23 PM

From: STACY_INGRAM@homedepot.com [mailto:STACY_INGRAM@homedepot.com]
Sent: Thursday, December 12, 2013 5:11 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Ben_Finger@HomeDepot.com
Subject: Shareholder Proposal - Proof of Ownership Notice

Please see the attached letter regarding your proof of ownership.

Thank you,

Stacy S. Ingram
Sr. Counsel - Corporate & Securities
The Home Depot
2455 Paces Ferry Road, C-20
Atlanta, GA 30339
Ph: (770) 384-2858
Cell: (404) 797-7180
Fax: (770) 384-5842
stacy_ingram@homedepot.com

2455 Paces Ferry Road, N.W. • Atlanta, GA 30339-4024

Email: stacy_ingram@homedepot.com
(770) 384-2858 • Fax: (770) 384-5842

December 12, 2013

Stacy Ingram
Senior Counsel – Corporate and Securities and
Assistant Secretary

VIA EMAIL & OVERNIGHT MAIL

David Brook

FISMA & OMB Memorandum M-07-16

Dear Mr. Brook:

I am writing on behalf of The Home Depot, Inc. (the "Company"), which received on December 9, 2013 your shareholder proposal regarding sustainability reporting submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (December 9, 2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 9, 2013); or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on

which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 9, 2013).

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 9, 2013). You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (December 9, 2013), the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 2455 Paces Ferry Road, C20, Atlanta, GA 30339. Alternatively, you may transmit any response to me by email at stacy_ingram@homedepot.com or by facsimile at (770) 384-5842.

If you have any questions with respect to the foregoing, please contact me at (770) 384-2858. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Stacy Ingram

Enclosure

cc: Teresa Wynn Roseborough

From: *** FISMA & OMB Memorandum M-07-16***
Date: December 17, 2013 at 7:29:36 PM EST
To: STACY INGRAM <STACY_INGRAM@homedepot.com>
Cc: Ben Finger <Ben_Finger@HomeDepot.com>
Subject: Re: Shareholder Proposal - Proof of Ownership Notice

Dear Ms. Ingram, I provided this information to you last year and the year before. Nothing has changed and it is all the same. I still own Home Depot Stock valued over $2000, and it is held by Fidelity under its DTC number 0226, listed as National Financial Services LLC ("NFC LLC.")

NFC LLC is the named record holder of this stock.

But you already know this, since I gave sent you the same information for the past two years and I certify that nothing has changed.

You would think that you would have better things to do with your time?

I will be sending you a written confirmation of this same information as soon as I can get Fidelity and/or National Financial Services to provide me with a letter in conformance with your unduly burdensome and completely redundant request.

I would rather discuss how your company would like to begin doing some metrics and benchmarked sustainability reporting, since that would be a much better use of our time, yes?

Sincerely,

David Brook

From: ***FISMA & OMB Memorandum M-07-16***
Date: December 24, 2013 at 2:09:16 PM EST
To: STACY INGRAM <STACY_INGRAM@homedepot.com>
Cc: Ben Finger <Ben_Finger@HomeDepot.com>
Subject: Re: Shareholder Proposal - Proof of Ownership Notice

Dear Ms. Ingram, enclosed please find a letter from Fidelity Investments and their DTC number of 0226 operating under National Financial Services who are the record holder of my shares of Home Depot Stock, verfiying my ownership and other information requested by you.

I received your letter on Monday December 16, 2012.

I trust this information satisfies my legal requirements of the SEC for proper submission of a shareholder proposal. If you believe otherwise, please let me know and I will be happy to submit whatever else demonstrates my conformance with the SEC rules. I will send a hard copy also via regular mail.

Thank you,

David Brook

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

December 18, 2013

David P. Brook

FISMA & OMB Memorandum M-07-16

Dear Mr. Brook:

Thank you for contacting Fidelity Investments regarding your Individual Account ending ***FISMA & OMB Memorandum M-07-16*** I appreciate the opportunity to assist you with your inquiry.

Please accept this letter as verification that Fidelity Investment's Depository Trust Company ("DTC") number is 0226, which is listed under National Financial Services LLC ("NFS LLC"); NFS LLC is the record holder.

In addition we can confirm that on July 30, 2002 you purchased 100 shares of Home Depot Inc. (symbol HD) in your Fidelity brokerage account ending ***FISMA & OMB Memorandum M-07-16*** for $3,102.95. These shares are still held in the account today. Since the original purchase the only other transactions of HD in this account has been the reinvestment of the dividends. The value of your holdings in HD in the last twelve months has not dropped below $2,000.00 based on the closing price listed on our file.

Mr. Brook, I hope you find this information helpful. If you have any questions regarding this issue or general inquiries for your account, please contact a Fidelity representative at 800-544-4442 for assistance. We appreciate your business.

Sincerely,

Nancy Johnson

Nancy Johnson
High Net Worth Operations

Our File: W962824-18DEC13